SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 11-K

       X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2001

                               OR

       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ___________ to ___________

                  Commission file number 1-3480


                   MDU RESOURCES GROUP, INC.
                     401(k) RETIREMENT PLAN
                    (Full title of the plan)


                   MDU RESOURCES GROUP, INC.
    (Name of issuer of securities held pursuant to the plan)


                   MDU RESOURCES GROUP, INC.
                       SCHUCHART BUILDING
                     918 EAST DIVIDE AVENUE
                          P.O. BOX 5650
                BISMARCK, NORTH DAKOTA 58506-5650
   (Address of the plan and address of the issuer's principal executive offices)



                            CONTENTS



Required Information

  Financial Statements:

    Statements of Net Assets Available for Benefits
      -- December 31, 2001 and 2000
    Statement of Changes in Net Assets Available for
      Benefits -- Year ended December 31, 2001
    Notes to Financial Statements

  Supplemental Schedule:

    Schedule H, Line 4i - Schedule of Assets (Held at
      End of Year)

  Independent Auditors' Report for the Year ended
    December 31, 2001

  Report of Independent Public Accountants for the Year ended December 31, 2000 (See Note 9 for further discussion)

  Signature

  Exhibit:

    Consent of Independent Public Accountants


                    MDU RESOURCES GROUP, INC.
                      401(k) RETIREMENT PLAN


         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31,


                                        2001           2000
Assets:
  Investments (Notes 3 and 5)       $207,862,768   $240,635,177

  Cash and cash equivalents
    (Note 4)                           2,189,126      2,016,192
                                     210,051,894    242,651,369

  Receivables:
    Employer contributions             1,275,226      1,103,265
    Participant contributions            166,424         94,748
    Dividends                          1,276,410      1,311,553

Net assets available for benefits   $212,769,954   $245,160,935


           The accompanying notes are an integral part of these financial statements.


                      MDU RESOURCES GROUP, INC.
                        401(k) RETIREMENT PLAN


      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     Year ended December 31, 2001



Additions to Net Assets
  Attributed to:

  Investment income:
    Dividends                                $  5,104,097
    Interest                                      665,049
                                                5,769,146
  Contributions:
    Employers                                   4,585,922
    Employees                                  11,094,563
    Employee rollover                           1,741,443

                                               17,421,928

    Total additions                            23,191,074


Deductions from Net Assets
  Attributed to:

  Net depreciation in fair value
    of investments (Note 3)                    27,301,889
  Distributions to terminated
    participants                               28,245,091
  Administrative expenses                          35,075

    Total deductions                           55,582,055

Net decrease in net assets
  available for benefits                      (32,390,981)

Net assets available for
  benefits at
  beginning of year                           245,160,935

Net assets available for
  benefits at end of year                    $212,769,954


           The accompanying notes are an integral part of this financial statement.


                    MDU RESOURCES GROUP, INC.
                      401(k) RETIREMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS


1.  Description of the Plan

The following description of the MDU Resources Group, Inc. 401(k)
Retirement Plan (the Plan) provides only general information.
Participants should refer to the plan document for a more complete description of the Plan's provisions.

General --

The Plan, formerly the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan, was initially adopted by the Board of Directors of MDU Resources Group, Inc. (the Company) on August 4, 1983, to be effective January 1, 1984. The Plan is a defined contribution plan. On January 1, 1999, the name was changed and the Plan was amended to reflect the merger of the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan for Collective Bargaining Unit Employees (the Bargaining Plan) into the Plan. Each participant in the Bargaining Plan automatically became a participant in the Plan. The merger and the transfer of assets were effectuated in accordance with Sections 401(a)(12), 411(d)(6) and 414(l) of the Internal Revenue Code of 1986, as amended (the Code) and the regulations thereunder.

The Company and any of its direct or indirect subsidiaries that choose to participate in the Plan are the Employers (the
Employers).  The fiscal year of the Plan is the calendar year.
The Plan is subject to the provisions of the Employee Retirement
Income Security Act of 1974, as amended.

The Board of Directors of the Company may, at any time, amend, modify or terminate the Plan, and the Boards of Directors of the Employers may, at any time, terminate participation in the Plan with respect to the respective Employer. Effective January 1, 2002, the Company may delegate to a committee the authority to amend or modify the Plan. The Board of Directors of the Company shall approve certain amendments as identified in the plan document.

The plan administrator is the committee of those individuals serving from time to time in the position of or related position of Chief Administrative Officer of the Company, Chief Financial Officer of the Company, Vice President - Human Resources of the Company, and four other individuals appointed by the Chief Executive Officer who are employed by the Company or an Affiliate of the Company. The recordkeeper and trustee of the Plan are New York Life Benefits Services LLC (the Recordkeeper) and New York Life Trust Company (the Trustee), respectively.

The Plan contains three parts: 1) The Deferred Savings feature, which allows an eligible employee to elect a pre-tax deferral of a portion of current compensation into a tax-free trust and allows Employers to provide for employer matching contributions based on the amount of the eligible employee's pre-tax deferral contribution, 2) The MDU Resources Group, Inc. Employee Stock Ownership Plan (ESOP) feature, which is the part of the Plan related to participation in the ESOP, and 3) The Profit Sharing/Special Contribution feature, which allows the Employers to make discretionary contributions to the individual accounts of eligible employees, based on attainment of pre-determined earnings levels, and nondiscretionary contributions based on compensation of eligible employees.

Deferred Savings

Eligibility --

Generally an employee may participate in the Plan upon hire if they are at least 18 years of age and a regular full-time or part-time employee.

Contributions --

The Plan allowed participants to elect pre-tax deferral contributions varying from one percent through 22 percent, in one percent increments, of eligible compensation for each pay period, up to a maximum pre-tax deferral contribution of $10,500 for the 2001 Plan year. Effective January 1, 2002, the Plan was amended to increase the maximum employee contribution to 50 percent for a participant who is not a highly compensated employee and 22 percent if the participant is a highly compensated employee, up to a maximum pre-tax deferral contribution of $11,000 for the 2002 Plan year. Effective January 1, 2002, the Plan was also amended to allow participants who are eligible to make pre-tax deferral contributions and will have attained age 50 before the close of the Plan year to make catch-up elective deferrals of up to $1,000 for 2002. All participant contributions are credited to the participant's Savings Contribution account. In addition, the Plan accepts rollover contributions from other qualified retirement plans or an Individual Retirement Account that holds only assets distributed from a qualified plan. Such savings contributions on behalf of a participant are credited to the participant's Rollover Account.

An election is made by each participant to allocate contributions in one percent increments to any or all of the following twelve currently available investment options:

   -    MDU Resources Group, Inc. Common Stock
   -    New York Life Anchor Account - Stable Value Option
   -    Baron Asset Fund - Growth Mutual Fund
   -    Dodge & Cox Balanced Fund - Growth and Income Mutual Fund
   -    Eclipse Indexed Bond Fund - Income Mutual Fund
   -    Eclipse Indexed Equity Fund - Growth and Income Mutual Fund
   -    Eclipse Small Cap Value Fund - Growth Mutual Fund
   -    Janus Balanced Fund - Growth and Income Mutual Fund
   -    Janus Fund - Growth Mutual Fund
   -    Janus Overseas Fund - International Equity Mutual Fund
   -    RS Emerging Growth Fund - Growth Mutual Fund
   -    Templeton Foreign Fund - International Equity Mutual Fund

Prior to January 2, 2001, the Eclipse Indexed Bond Fund and the
Eclipse Indexed Equity Fund were known as the MainStay
Institutional Bond Fund and the MainStay Institutional Indexed
Equity Fund, respectively.

Employer Contributions --

Each participant's Employer may elect to provide a matching contribution, equal to a percentage of such participant's monthly pre-tax deferral contributions up to a specified percent of the participant's compensation as provided under the Plan, which is credited to such participant's Matching Contribution Account. In addition, the participant's Employer may make an additional discretionary variable matching contribution to a participant's Matching Contribution Account based on the Employer's attainment of pre-determined earnings levels. All matching contributions are invested in common stock of the Company; however, effective February 15, 2001, matching contributions are initially invested in the common stock of the Company but can be transferred, at the participant's discretion, to other investment options.

The Employers remit all authorized contributions made by the participants to the Trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective January 1, 1998. Contributions for common stock, including the Employers' matching contributions, are used by the Trustee to purchase shares of MDU Resources Group, Inc. common stock directly on the open market. All such market purchases may be made at such prices as the Trustee may determine in its sole and absolute discretion. The Trustee may also purchase shares of authorized but unissued common stock directly from the Company if the Company chooses to issue new stock.

Vesting --

A participant's interest in a Savings Contribution Account, Rollover Account or a Matching Contribution Account is at all times fully vested and nonforfeitable. Participant accounts are valued on a daily basis.

Distributions and Withdrawals --

The amount credited to a participant's Savings Contribution Account, Rollover Account and Matching Contribution Account shall become payable to the participant or the participant's beneficiary/beneficiaries, as applicable, upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. Effective April 1, 2002, the Plan was amended to allow only single sum distributions.

A participant may make in-service withdrawals (hardship or age
59 1/2) from such participant's Savings Contribution Account or
Matching Contribution Account under certain conditions.

Participant Loans --

A participant may be eligible to obtain a loan from the Plan. The maximum amount available for a loan is the lesser of $50,000 or one-half of the participant's vested account balance, subject to certain limitations. Loans must be repaid over specified periods through payroll deduction and bear interest at a commercially reasonable rate in effect at the time the loan is made, as determined by the plan administrator.

ESOP

Eligibility --

Participation in the ESOP feature of the Plan is limited to participants in the ESOP as of January 1, 1988 (1988 Effective
Date) or the date as of which an ESOP Account is established under the Plan, whichever is later.

Contributions --

As of the 1988 Effective Date, ESOP Accounts have been suspended and no additional contributions shall be made by the Company or participants to such accounts, other than to reflect dividends or other earnings.

Vesting --

A participant's interest in an ESOP Account is at all times fully vested and nonforfeitable.

Distributions --

Distributions are consistent with the Deferred Savings feature previously mentioned, except for participant loans which are not available to ESOP Accounts.

Each participant with an ESOP Account, effective January 1, 2002, may diversify within the Plan their entire ESOP account balance. Prior to January 1, 2002, the participant had to have both attained age 55 and completed at least 10 years of participation in order to elect to have their ESOP account balance diversified within the Plan.

Profit Sharing/Special Contribution

Contributions --

Profit sharing contributions are made based on the discretion of the Board of Directors of the Company or Board of Directors of any of the Employers. Special Contributions are nondiscretionary contributions made to certain eligible employees equal to a certain percent of their eligible compensation. Participants may choose to invest profit sharing/special contribution contributions allocated to their individual accounts in any or all of the available investment options.

Vesting --

A participant's interest in a Profit Sharing/Special Contribution
Account is 100 percent vested after completing three years of service.

Distributions and Withdrawals --

The vested portion of the Profit Sharing/Special Contribution
Account is distributed in the same manner as the Deferred Savings feature previously mentioned.

Loans --

Loans may be made from the vested portion of the Profit
Sharing/Special Contribution Account in the same manner as the Deferred Savings feature previously mentioned.

Forfeited Accounts --

At December 31, 2001, forfeited nonvested accounts totaled approximately $58,000. These forfeited nonvested accounts will be used to reinstate the profit sharing contributions of any reemployed participants pursuant to the terms of the Plan, reduce the employer profit sharing contributions to the Plan or reduce administrative expenses incurred by the Plan.


2.  Summary of Significant Accounting Policies

Basis of Accounting --

The financial statements of the Plan are maintained on an accrual basis.

Investment Valuation --

Investments held by the Plan are carried at fair value. Fair value for the New York Life Anchor Account and Eclipse Money Market, as described in Note 4, funds approximates cost. The Plan's other investment valuations are based on published market quotations. Participant loans are valued based upon remaining unpaid principal balance plus any accrued but unpaid interest.

Benefit Payments --

Distributions to Plan participants are recorded when paid.

Contributions --

Employer and participant contributions are recorded by the Plan when received or determined to be receivable. Participant contributions are deposited with the Plan by the Employers through payroll reductions.

Administrative Expenses --

Administrative expenses of the Plan related to Trustee, recordkeeping, legal and audit fees are paid primarily by the Employers. Fees or commissions associated with each of the investment options other than MDU Resources Group, Inc. common stock are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings and were approximately $264,000 for the year ended December 31, 2001. Administrative expenses of the Plan related to MDU Resources Group, Inc. common stock commissions and loan fees were paid by the Plan and were approximately $35,000 for the year ended December 31, 2001.

Use of Estimates --

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Other --

Securities transactions are recorded on a trade date basis.
Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.


3.  Investments

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31:

                                    2001            2000
MDU Resources Group, Inc.
   Common Stock                 $155,540,995*  $193,358,685*
Eclipse Indexed Equity Fund       20,562,897     22,633,282

* Includes both participant and nonparticipant-directed investments

During 2001, the fair value of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated as follows:


MDU Resources Group, Inc. Common Stock         $23,369,878
Mutual Funds                                     3,932,011
                                               $27,301,889


4.  Cash and Cash Equivalents

Cash and cash equivalents represents funds temporarily invested in the Eclipse Money Market Fund (prior to January 2, 2001, known as the MainStay Institutional Money Market Fund) to provide liquidity for fund reallocations and distributions of MDU
Resources Group, Inc. common stock.


5.  Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                         December 31,
                                    2001            2000
Net assets, at fair value:
   MDU Resources Group, Inc.
     Common Stock               $46,657,077*     $56,297,930*
   Eclipse Money Market Fund      1,262,370        1,000,323
   Employer receivable              239,692          209,808
                                $48,159,139      $57,508,061

* Represents 5 percent or more of the Plan's net asset at December 31.
                                           Year Ended
                                        December 31, 2001

Changes in net assets:
   Contributions                              $ 3,541,711
   Dividends                                    1,506,777
   Interest                                        27,187
   Net depreciation                            (6,939,299)
Distributions to participants                  (4,813,178)
Transfers to participant-directed options      (2,665,688)
Administrative expenses                            (6,432)
                                              $(9,348,922)


6.  Federal Income Taxes

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 2, 1998, that the Plan and related trust are designed for qualification as exempt from federal income taxes in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

On February 22, 2002, an application was made to the IRS for determination on the qualification of the Plan for those Plan amendments that have occurred since the prior determination letter. The Company believes that the Plan, as amended, continues to meet the requirements for tax qualification under the Code. The Company is awaiting the IRS decision.


7.  Related-Party Transactions

The New York Life Anchor Account is managed by the New York Life Stable Value Group and the Eclipse Indexed Bond Fund, Eclipse Indexed Equity Fund, Eclipse Money Market Fund and the Eclipse Small Cap Value Fund are managed by New York Life Investment Management LLC, which are related parties to the Recordkeeper. These arrangements therefore qualify as party-in-interest transactions.


8.  Prohibited Transactions

There were no non-exempt prohibited transactions with respect to the Plan during the plan year ending December 31, 2001.


9. Inability to Obtain Consent of Prior Independent Public
   Accountants

There may be risks and the participants' recovery may be limited as a result of the Plan's prior use of Arthur Andersen LLP as the Plan's independent public accounting firm. On June 15, 2002, Arthur Andersen LLP was convicted for obstruction of justice charges. Arthur Andersen LLP audited the Plan for the year ended December 31, 2000. On February 14, 2002, Arthur Andersen LLP was dismissed as the Plan's independent auditors and on March 25, 2002, Deloitte & Touche LLP was hired as the Plan's independent auditors for the 2002 fiscal year. In addition, on May 14, 2002, Deloitte & Touche LLP was hired as the Plan's independent auditors for the 2001 fiscal year. Because the former audit partner and manager have left Arthur Andersen LLP, the Plan was not able to obtain the written consent of Arthur Andersen LLP as required by Section 7 of the Securities Act of 1933 (the Securities Act). Accordingly, participants will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act and therefore may have their recovery limited as a result of the lack of consent.




                          SUPPLEMENTAL

                            SCHEDULE




                    MDU RESOURCES GROUP, INC.
                     401(k) RETIREMENT PLAN


 EMPLOYER IDENTIFICATION NUMBER (41-0423660) - PLAN NUMBER (004)
 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                        December 31, 2001




                                                                Current
       Issuer                Description          Cost           Value

MDU Resources Group, Inc.
  Common Stock *           5,525,435 shares   $103,820,196   $155,540,995

Mutual Funds:
  Baron Asset Fund            90,343 units       4,752,300      4,016,667
  Dodge & Cox
    Balanced Fund            115,453 units       7,567,348      7,552,933
  Eclipse Indexed
    Bond Fund *              263,934 units       2,827,567      2,771,306
  Eclipse Indexed
    Equity Fund *            780,672 units      24,673,011     20,562,897
  Eclipse Small Cap
    Value Fund *              32,509 units         370,120        390,758
  Janus Balanced Fund         76,058 units       1,610,639      1,493,023
  Janus Fund                 103,404 units       3,608,521      2,543,731
  Janus Overseas Fund         45,385 units       1,311,020        921,313
  RS Emerging Growth Fund     51,935 units       1,588,457      1,662,441
  Templeton Foreign Fund     173,226 units       1,723,143      1,602,344

Money Market Fund:
  Eclipse Money
    Market Fund *          2,189,126 units       2,189,126      2,189,126

Pooled Separate Account:
  New York Life
    Anchor Account *       5,398,040 units       5,398,040      5,398,040

Participant Loan Funds *   5.75% to 11.50%             ---      3,406,320

                                              $161,439,488   $210,051,894


*Indicates party-in-interest investment



INDEPENDENT AUDITORS' REPORT

To MDU Resources Group, Inc.:

We have audited the accompanying statement of net assets available for benefits of MDU Resources Group, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan for the year ended December 31, 2000 was audited by other auditors whose report, dated June 7, 2001, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2001 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Minneapolis, Minnesota,
June 10, 2002



THIS IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT.
THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.
(SEE NOTE 9 FOR FURTHER DISCUSSION)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To MDU Resources Group, Inc.:

We have audited the accompanying statements of net assets available for benefits of MDU Resources Group, Inc. 401(k) Retirement Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of MDU Resources Group, Inc. 401(k)
Retirement Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended
December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the plan administrator. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                 /s/ ARTHUR ANDERSEN LLP
                                     ARTHUR ANDERSEN LLP
Minneapolis, Minnesota,
June 7, 2001


                            SIGNATURE


The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the MDU Resources Group, Inc. 401(k)
Retirement Plan committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  MDU Resources Group, Inc.
                                  401(k) Retirement Plan



Date: June 26, 2002               By  /s/ DOUGLAS C. KANE
                                     Douglas C. Kane (Chairman)



            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



We consent to the incorporation by reference in the previously filed Registration Statements of MDU Resources Group, Inc. on Form S-8 (Reg. Nos. 333-06103, No. 333-06105, No. 333-70622, and
No. 333-72595) of our report dated June 10, 2002, appearing in the Annual Report on this Form 11-K of MDU Resources Group, Inc. 401(k) Retirement Plan for the year ended December 31, 2001.



/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Minneapolis, Minnesota,
June 26, 2002